Filed by Gogoro Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Poema Global Holdings Corp. (SEC File No.: 001-39844)

Date: November 12, 2021

Gogoro

Webcast Transcript

November 12, 2021

GENE: Hello, everybody! Welcome! We are going to have a fantastic Zoom conference right now, and we have some of the executives from Gogoro, and we also have Homer Sun joining us from the West Coast from Poema and the sponsor of the SPAC. What we’re going to get into is we’re going to start by speaking with Horace Luke about the vision of the company, what the company’s already accomplished, what they’re going to do with the proceeds from the SPAC. We’re going to maybe touch upon some PIPE investors, and we’re also going to talk about some strategic partners who have been included with this company along the way. So, Horace, if you’d like to start us off, please tell us a little bit about your story.

HORACE LUKE: Thank you so much. You know, we started Gogoro about 10 years ago with a single idea, to make cities cleaner, smarter, healthier and safer for the future generation. What most people don’t realize in the West is that there are more urban commute miles ridden global on [two-wheelers] every day than any other mode of transportation. There are about a half a billion two-wheelers on the road in China, India and Taiwan alone. People in the East consider two-wheelers as an essential part of everyday lives, using them to go shopping, go to work, take their kids to school, commute every day on this mode of transportation.

At the heart of what Gogoro does today is our Gogoro eco-system that uses the battery swapping infrastructure and battery swapping user experience to overcome the challenges of electric vehicle adoption in the East today. We started about 10 years ago in Taiwan, and over the last couple of years we piloted the idea in Taiwan, and now we have a lot of technology and a lot of know-how. Taiwan isn’t a great market for us to pilot. Before we started in Taiwan, the electric two-wheeler penetration is less than one percent. It was sold really as a low power, low performance vehicle. Think of it as government and companies to document deliveries, so, very, very low rate of adoption.

Today, we are now the dominant player in the electric two-wheeler and battery swapping in Taiwan, growing the market share from one percent to now the overall market to 10 percent. So, think of it in comparison to Tesla. All the great things people hear about Tesla today, Tesla is really only about three-and-a-half percent of the U.S. automotive market today. We’re about 10 percent. And what’s even amazing is that within urban centers, we’re at times over 20 percent market share.

So, last month, we just closed out one of our best months in the last 18 months, in Taipei, the core of our deployment today, with 24 percent market share. In urban centers today, not only are we at 10 to 20 percent market share, but within that 10 to 20 percent market share, we’re now 95 percent of the electric vehicle. To put it simply, out of 100 vehicles that are sold, about 10 to 20 is electric, and out of the 10 to 20, about 95 percent of those are Gogoro and Gogoro partners’ vehicle. And when I saw Gogoro partners, our open platform of battery swapping not only allow Gogoro branded vehicles to swap, but also allows our partners like – in Taiwan, like Yamaha, Suzuki, Aeonmotor, PGO, eMOVING—a number of brands—to build vehicles using our battery swapping network. Think of us really as the Android of EV or Android of electric two-wheelers.

We have really created the technology and a platform that allowed us to demonstrate not only in Taiwan our success, but also helped us gather up a lot of partnerships around the world. I think Gene just mentioned that we just announced our deals with China with Yadea, the world’s largest electric two-wheel maker. And Dachangjiang is also China’s largest gasoline two-wheel maker. Together, they will use Gogoro technology and our Gogoro battery swapping to deploy in China.

1

Gogoro

Webcast Transcript

November 12, 2021

[00:05:00]

We just deployed in Hangzhou with about 45 stations, and we’re getting ready for mass production with Yadea as we speak. The initial feedback has been very positive. People love that user experience of swap and go instead of tether charging that takes hours to do. You swap a battery in just seconds, making the ownership experience of owning an electric two-wheeler better than that of owning a gasoline two-wheeler by far.

We also announced a deal with Hero in India, the world’s largest gasoline two-wheel maker, with a coverage of 40 different countries altogether. And then, just a couple of days ago, we announced our deal with Gojek, the logistics and ridesharing partner or the company of GoTo, Indonesia’s largest technology company. And with them, we’re announcing that we’re going into the world’s third largest two-wheeler market, Indonesia, and piloting our program with also the local gasoline stations, the largest gasoline station company.

Together with China, India and Indonesia, we have really just number one, number two and number three of the largest two-wheeler market coverage with some of the largest partners. So, that’s a quick introduction on what Gogoro does. We’re just so very excited to be here talking to everybody about this opportunity as we transform cities of the future to be more electrified, to be better.

GENE: So, a lot of the people in North America are just learning about the two-wheel EV culture of Asia. Could you talk us through some of the user interface? Explain basically how this has changed. We talked about some people using smart devices, phones and tablets. Can you just kind of talk our viewers through – you have one of these two-wheeled vehicles and you want to switch and become part of the Gogoro network, why don’t you tell us how that works?

HORACE LUKE: Yeah. Fundamentally, technology has, as you said, smartphone with smart devices, tablet has really changed human productivity over the last couple of decades. It changed the way we work. It changed the way we educate ourselves and our children. It educates on the way we – it changed the way that we communicate with each other. Technology has gotten to a point where I believe that over the next several decades, it’s going to converge with sustainability, of course with the most recent COP26 discussions going on, a G20 discussion just went on just a couple of weeks ago.

2

Gogoro

Webcast Transcript

November 12, 2021

The world is now seeing the necessity for technology to really impact the planet for the better. It is with this challenge that the opportunity of creating electric mobility possible. Instead of – the biggest challenge of our times today, I think, is you want to change, but you can’t change because of the lack of infrastructure, because of the living condition and the city situation that you’re in. With Gogoro, we can overcome all the challenges of electric vehicle adoption with a simple idea and a simple business change of swap and go with battery swapping. So, instead of buying a vehicle with buying a battery, you buy a vehicle without a battery. A battery is not included, but instead, you would actually pay a subscription fee to Gogoro that allows you to swap batteries at any one of our – today, for example, in Taiwan, we have about 10,000 battery cabinets or battery go stations, we call them—just over my shoulder here. These stations are placed across 2,000 different locations all through Taiwan at a density even higher than that of gas stations. So, when you’re basically running low on energy, you stop by one of them, you pop in your battery—in other words, you deplete a battery. Our station then calculate on our Cloud server and AI server, just calculates how much energy you’ve used, when you probably will swap the battery next, and also, which battery is best for your needs. And then pop up a battery that you need to go for the additional, another 100 kilometers. You jump from station to station, just like you would a gas station, with absolutely no range anxiety, no late time on charge because we do it in seconds because of minutes or hours. To be honest with you, no worry about owning the battery because the battery is one of the most expensive parts of the building material, the vehicle.

[00:10:00]

In this particular case, you don’t worry about it. You just swap a battery. If the battery is aging, swap for another one. If something goes wrong with your battery, just put it in the station and a new one will pop up for you. We take all the worries and all the bad parts about owning an electric vehicle and put it all toward the user experience and enhanced user experience with swap and go. Not only are the stations supporting the vehicle and mobility, we just announced our partnership with a Taipower, Taiwan’s largest electric grid company, as well as Enel X, the world’s largest VPP, Virtual Power Plant player in being able to not only overcharge energy – so, in our case, for example, our stations are designed to bi-directional. So, when the grid needs energy, our station can actually output energy back to the grid, or charge the batteries and hold that energy until the grid needs it. We do – by launching a proof of concept there with Taipower, as well as working very closely with the grid on demand response.

One of the most unique things about us is that we time shift energy. Think of it as time shifting energy. You put a battery in, we don’t charge a battery right away, or we don’t charge [INDISCERNIBLE 00:11:21] the battery or the grid wants us to charge. Instead, we’ll look at the demand need of the network. So, a customer comes in—for example, Gene, you come in, you pop in your battery. I would kind of be able to guess when and where you are going need it next, and only charge and prepare a battery for that. So, with that, we able to then play a very, very—I would say—a contributing role, a very, very supportive role of the electric grid. We only take energy when energy is actually needed, or when energy is surplus and there’s a lot of it. So, being able to be a good player within the city is really important for us as well.

GENE: So, are you able to take advantage of Tai demand during peak and off-peak hours as well, maybe charge some of the batteries when there’s not so much demand put onto the grid?

3

Gogoro

Webcast Transcript

November 12, 2021

HORACE LUKE: Absolutely. When you take energy only when – two things happen, when the demand of our network is available, when the demand on the network—on our own network—is high and it is needed. And also, when the supply of the energy is optimal for us to take. Because only then is our cost really low and our customer is really satisfied. So, we look at that as see-saw where we will be able to balance that, to be able to charge a battery only when we need to and only as much as we need to, to satisfy the demand of the customer that we have, that we’re serving today. In Taiwan, our Gogoro battery swapping network is supporting a little bit more than 400,000 customers today. We do an average hundreds of thousands of battery swaps a day. For us, having that data set, having that machine learning engine in the back and having the real world customers using our network every day, really helped us refine our technology as we get ready for these gigantic markets.

Like I said, China, India, Indonesia, they’re number one, number two and number three two-wheeler markets in the world with millions of vehicles, with half a billion vehicles on the road today in those markets. In China alone, about 270 million vehicles need to be replaced over the next three to five years because of a new regulation that’s just been enacted in 2019 by the Chinese government, basically pushing everybody toward battery swapping as a means to solve the problem for safety, for convenience, for cost, etc. etc.

GENE: When a person has a subscription to the Gogoro network, is that a pay one price whether they used it minimally or if they are an excessive user?

HORACE LUKE: We have a variety of plans. We range from – everything from All You Can Ride down to Pay As You Go. The general thesis is that the more you ride, the more you pay, but the less you pay per kilometer. And the reverse happens, the less you ride, the most expensive you pay per kilometer, but the overall bill, of course, is less. In general, we try to be about the same as gasoline in car.

[00:15:00]

So, if you think about using a gasoline vehicle today, you include gas and you include maintenance and all the other things that go along with owning a gasoline vehicle. Translate that to per kilometer [PH 00:15:10] burden, we’re about similar on average. We get a little better if you ride very, very high kilometers and you can sign up for all you can ride plans, and your per kilometer cost is way, way, way down there. But the reverse happens. If you just use it, you kind of sporadically, very, very lightly every day, you might pay a little bit more than gasoline--but in average, about the same.

GENE: One of the retail investors I was speaking to the other day asked me a question, and I didn’t know the answer to it. So, when you put in these battery closets and you put in these networker, do you have to make a deal with the landlord? Is that something you deal directly with the city or government or the country? Just kind of walk us through that quickly.

4

Gogoro

Webcast Transcript

November 12, 2021

HORACLE LUKE: Yeah. You know what we do? We do it with a variety of partners, ranging from coffee shop, convenience stores, supermarkets, schools, universities, municipality for bus stops and subway stations. So, it is a variety of different locations, but the general thesis is where people have their converge is where we want to be. So, by doing that with [INDISCERNIBLE 00:36:23] last mile problem, making it convenient for customers to get off a subway, get on their bike and get on home. The last mile challenge of cities that are as large as Tapei and Hangzhou and other cities are gigantic, because we want to try to be there at a convenient location. So, like I said, we do work with convenience stores, supermarkets, universities. But in general, we see a high demand for our stations to be placed at that location because it’s just – the convenience and the presence of the station means that people are going to come up to it. So, a good example of that is we’re working Taiwan’s largest supermarket, PX-Mart. We started with four locations, just as a test site a couple of years ago. Very quickly, they found out that once people swap a battery, they go in and buy things. And once you buy things, you buy quite a bit because you’ve got now a motorized vehicle that you can actually take things home. And instantly, we’re asked to place these GoStations into every one of their supermarkets. That helps us – it really helps kind of bring people to location, to electrification, and that’s kind of where we converge.

GENE: One of the things that I tell people is my own thesis on investing, and things that actually make me buy are the simple things. It’s the three P’s—it’s people, products and process. You’ve talked through the product and the process with us a bit on the company. I do know that some other investors are going to be interested to hear what Bruce Aitken says. One of the things I want you, both of you to do a little bit, and I know it’s not your style, is tell some of the people about things you’ve done in the past. You all have very impressive resumes, and some of the specs that retail investors have seen, maybe startup for entrepreneurs or people who are kind of early on in their career. They just hit something really cool right off the bat. If you can just tell us some of the things in your life that got you to this place, I think that a lot of people watching this or listening to this would be really interested.

HORACE LUKE: I think I’ve been very lucky. To be very honest with you, I’ve been very lucky to be at a cusp of change. I started my career at Nike, building some of the, what I would say kind of breakthrough brands, the Tiger Woods X Game, running, women’s sport—a number of different branding exercises. And one day, my friend told me about the internet and how the internet was going to change everything. I packed up and went to Microsoft, started in Microsoft in the mid-90s, was one of the founders of XBox. Eventually helped Windows transition from being really a tools and just a PC into more of a lifestyle platform with the Windows XP. And then, eventually I believed in mobility and computing so much, I left Microsoft after 10 years to join HGC and build some of the world’s first Android phones. I really saw how technology changed all our lives.

[00:20:00]

As I crossed 40 years old, 10 years ago, I had the choice to make as to what I want to do with the rest of my life. I really believed in how technology can transform the planet and the way that we live in cities and grow the planet in a very sustainable way. A little bit about my background, I came from a lot of technology background. When we started Gogoro, we knew how big the challenge was going to be, but we also knew that we were way ahead of the times. With that, we were able to build a lot of things vertically—everything we see today with Gogoro, ranging from the battery that goes into the vehicle.

5

Gogoro

Webcast Transcript

November 12, 2021

Other than battery cell that we get from Panasonic, SDI and LG, we build everything else. We build the entire battery pack. We have a fully automated robotic factory that manufactures the battery in a very controlled environment that we developed vertically ourselves. Even the factory we developed ourselves, to the swap station you see behind my shoulder here, that really is – everything in it, the inverters, the battery slots, the computer, the entire cabinet itself all the way to the connected Cloud services that we – the AI machine learning servers that we have in the back end that does all the control system for our network, to our motor that goes into our vehicle, to the design of our vehicle. We manufacture our vehicle. We manufacture all the electronics in our vehicle. All to bring up the entire system in this integrated user experience, a very controlled user experience that we can then demonstrate to the entire industry how we can actually change the game by doing battery swapping. Now that said, we just announced a strategic manufacturing partnership with Foxconn. Foxconn is going to back us up going into China, going into Southeast Asia, going into India. We’re going to really, as a company, focus on the really high value and very, I would say – things are meaningful to us—very high IP value part of the business while leaving to Foxconn what they’re great at, do what they’re great at, which is manufacturing and mass scaling. So, in that partnership, I think we’re going to find ourselves to be able to scale very quickly into these large markets.

GENE: Thanks, Horace. If you don’t mind, I’d like to bring Bruce in for a second. I know that when the time comes and they have you on financial television, one of the questions they are going to ask is, “Why a SPAC? What a company like yours that not projected for 2025 first-time revenue? Didn’t go a traditional IPO route. And for you and your company, why it was appealing to get with Homer and get with the folks at Poema Global to go this way as opposed to going the traditional IPO?”

BRUCE AITKEN: Thanks for having us. It’s a good question. We’ve been asked many times before as to why we would choose this [PH 00:23:28] SPAC route, and there’s a couple of different reasons. One reason—and you kind of pointed to it is--we’re not a pre-revenue, pre-technology, brand new company. We have a proven track record. We’ll do $327 million dollars in revenue this year, expect to grow that about $500 million dollars next year. We’ve 400,000 riders on the streets of Taiwan, almost 900,000 batteries deployed. So, we’ve got a real strong track record, and we did contemplate multiple different options for our listing.

The first decision we made was to go to the NASDAQ. We thought that was—and still think it’s the best platform for technology companies like ourselves. We wanted to step onto the global stage, grow the company. We wanted to be able to access capital markets in the future if we need further financing. We don’t anticipate that in the short-term, but we want to have the ability to do so. But most importantly, this was about stepping up, improving our governance, demonstrating our capability, being able to go shoulder-to-shoulder or toe-to-toe with the big, large publicly traded companies that we’re doing deals with, that we’re working with very closely, whether it’s here on India, Yadea in China, or GoTo, who’s working on their own public offerings at some point in the near future likely. So, those are the kinds of companies that we want to be compared with. Those are the kinds of – that’s the kind of stage that we want to put ourselves on. And in terms of this SPAC route, we met a number of different SPACs.

6

Gogoro

Webcast Transcript

November 12, 2021

[00:25:00]

Homer and team stood out for a number of different reasons. Number one, we had a lot of chemistry. At Princeville, which is the fund that Poema is associated with, they have a big focus on sustainability, and clearly, out business is a sustainability-focused business as well. Homer and team have a lot of experience in taking companies that are not U.S.-based on to U.S. markets, and so, we think there’s a lot we can learn, have already learned from working with them. And just, frankly, personally, we got along. We hit it off. We’ve done this whole deal over Zoom. We were joking about it before we started recording. We’ve never actually met Homer in person, but we have a feeling that when we do, it’ll be like we’re old friends. So, the chemistry has been an important part of this story for us as well. And so, we’re really excited. We think we’ve got a great future. Our product speaks for itself. Our technology speaks for itself. Our financial history and performance speaks for itself, and we’re ready to launch and ready to go do some big things.

GENE: So, when we look back at the initial SPAC--and we’re going to get you on in a second Homer--there’s roughly just call it for ballpark [INDISCERNIBLE 00:26:11]--is about $350 million dollars raised from the SPAC. A lot of retail investors are curious, rightfully so, of who and when, if there’s going to be a pipe, and who it is. And some of these pipe investors have been deemed short money, some of them have been deemed long money. Some are smart money, some are strategic partners. If you could just touch on that just a bit, and we’ll leave – Homer, I’m going to leave some for you as well. Bruce, we’ll get you on this one right now.

BRUCE AITKEN: Good. So, you’re right, Gene, $345 million dollars [INDISCERNIBLE 00:26:49] trust in the Poema SPAC right now. We initially set out to raise $175 million dollars in a pipe. That was kind of our marketed number. We closed the pipe at $257 million dollars. So, we were substantially over subscribed. And we thought about the pipe very intentionally in three kind of different buckets of money.

The first bucket was we wanted to make sure that existing investors in Gogoro who had been with us through this journey, which as Horace mentioned, has been 10 years long from founding until now. We wanted to make sure that those people had the opportunity to continue to invest, continue to back us, continue to believe in the story. So, we’re super pleased that folks like Temasek, folks like Generation Investment Management, which is Al Gore and team’s sustainability-focused fund that has offices in San Francisco and in London. Our large founding investor Doctor Samuel Yin in Taiwan, and a number of other early stage investors all chose to continue to participate. So, we were pleased about that. The second bucket of cash, which was really probably the most important in terms of our path forward, is the strategic bucket. So, Foxconn, who we’ve talked about a little bit, became an investor in Gogoro through this pipe process. Multiple vehicle manufacturers that we work with, kind of leading vehicle manufacturers in some of the countries that we’ll grow into, became investors through this process. And then GoTo and Gojek, who we spoke about, became an investor, a strategic investor through this process. So, those kinds of names really bring credibility to the expansion story. They bring credibility to the technology and our ability to scale that technology story. And we’re really pleased to have those folks who are all going to be, we think, long-hold investors in Gogoro, and really interested in long-term upside.

The third bucket is new strategic cash, if you will, new strategic financial investors. So, we’ve got a mix of Asian regional investors who joined us. We’ve got U.S. institutional investors who’ve joined us. We’ve really tried to focus on primarily long only. We’ve really tried to intentionally look at the existing holders in the SPAC, and Homer can talk to that a little bit if you’re interested, and really tried to balance across new strategic, existing investors, and new institutional investors. Again, all with the focus on making sure that we’re well established, well-funded, and we’re really ready for the next stage of growth.

7

Gogoro

Webcast Transcript

November 12, 2021

GENE: So, thank you for that, and helping us understand some of the process for the company going from a private company to a public company is a pretty important step. Now is the time when I’m going to ask you and ask you to brag about yourself a little bit in a humble way, as you naturally would. Tell us about your past. What did you do in your life to get you to where you are now?

BRUCE AITKEN: Like Horace said, I feel super fortunate. I’ve been able to do some interesting and unique things.

[00:30:00]

I grew up in Taiwan. My parents lived here when I was a kid, so I was exposed to Asia early on in life. I went to university and grad school in the U.S., and then I joined Intel. I was fortunate to spend 20 years at Intel. I lived in Malaysia, in the Philippines, and spent over 15 years with Intel in China. I did just about every job in the finance arena that you can imagine. I was in factory finances, sales of the marketing finance, business unit, kind of divisional finance. And basically, as the CFO for Intel’s China operations, which was a $14 billion dollars in revenue kind of big scale, lots of big customers—Lenovo, the number one PC manufacturer in the world under management, all those kinds of things. I then left, and I wanted to do something different. I was fortunate to be offered a job to join Amazon and to run the device business and the books content business and the books hardline business for Amazon in China. I got to be a general manager. I got to kind of own the P&L on the business side versus the finance side, and really learned a ton there. The way I think about it is, Intel changed the world through the semiconductor and making semiconductors through Moore’s law more broadly available to consumers. Amazon changed the world through efficiency and through innovation. And then, about three-and-a-half years ago, Horace and I were on the phone one day through a mutual connection. We really hit it off, and he said, “Hey, you kind of fit the bill for what I’m looking for in a CFO. Why don’t you come over and visit?” And that was it, right? So, three-and-a-half years ago, I joined over, and now I get to work at a company that’s going to totally change the world through sustainability, clean mobility, improve urban lifestyles for the people who live in these densely populated cities, and I couldn't be more excited about the future.

GENE: Yeah, well, again, I’m trying to help people understand who may not be familiar with the Gogoro name. Again, a lot of North Americans and Europeans, a lot of retail investors are more Ameri-centric typically in their investments, but there are a growing amount of people daily who know that there’s significant growth in these other different markets, some whether they’re emerging markets or some if they’re just massive markets, and we talk about TAM. And somewhere when this is posted, I’d like to also have a link for the investor presentation, so some of the investors can go through that and see some of the interesting things. And sometimes those pictograms and things on the investor package really hit home. So, thank you, Bruce. We’ve covered products, we’ve covered some process, we’ve covered some people, and now we’re going to bring in Homer, if you don’t mind. Homer, as a SPAC sponsor, we know that there’s a bunch of you folks out there, and finding the right target is what separates the good sponsors from the not-so-good sponsors. Some of the things that stand out to me is somebody who looks at many, many SPACs is right off the bat, I see that you have underwriters at Citigroup and UBS. I have never spoke with Homer before. We met on this, but Homer, why don’t you take us through the SPAC process, kind of like the dating process, how you and Horace hit it off. I do believe that a good SPAC sponsor and a good SPAC merger is a partnership. It’s not just a banker doing his deal and taking his promote and just doing the next one. So, if you don’t mind, Homer, can you touch upon some of these things?

8

Gogoro

Webcast Transcript

November 12, 2021

HOMER SUN: Yeah, thank you, Gene. Indeed, it is like a speed dating process somewhat to have a SPAC. We were, frankly, focusing on Asian and Europe, but quite surprised by the sheer number of opportunities that came to us right out of the [PH 00:34:09] bag when we raised our SPAC in January of this year. We looked very, very closely and had in-depth discussions with over four dozen potential target companies. And I think what we really focused on for our first SPAC, it is our ambition to build a multi-SPAC franchise. We wanted to really bring a marquee transaction, and I think in Gogoro we found an amazing business with scale and maturity as both Horace and Bruce have talked about. It’s a business that’s accumulated over a billion dollars of revenue since inception. It’s EBITDA positive since 2019—far, far away from being a science project or sort of like one of these pre-revenue moonshot businesses that we’ve seen so much in the world of SPAC. We thought that was an important amount of differentiation that was going to be available to the market.

[00:35 :00]

And then, frankly, the management is very important. We spent well over seven months getting to know Horace and Bruce and the team before we announced the deal. We found in the team an incredibly thoughtful group of technologists that are completely public company ready with backgrounds, as we’ve touched upon in the case of Horace at Microsoft, HTC, and then Bruce just talked about his background. The chairman of NASDAQ is on the board of this company. So, the management part of this was really, really important. And then, finally, as you said, in the spirit of partnership, we wanted to find an opportunity where we also felt like we would be uniquely equipped to contextualize, especially to North American investors, this opportunity that today is a bit more Asia-centric, just given our footprint in Hong Kong and Berlin, given our experience in this part of the world. And we think we’re going to be able to bring a really compelling opportunity.

Now to a North American investor, it’s clear, if you look at India and Indonesia, for instance, over 80 percent of the vehicles on the road at two-wheelers. That number in the United States is three percent. So, we wanted to be sure that we could help contextualize, to understand the size of this TAM, even if the two-wheeler opportunity isn’t quite as apparent. I think when we met investors on the road, everyone immediately understood that the opportunity set, once you look at the numbers, once you get a sense for some of the detail in our presentation, as you mentioned. And then, it was really about connecting the dots to clear, comparable business models, especially here in the United States and North America, that investors can then use to span geography. And I think in the case Gogoro, how you can think about this as an investor is this is ChargePoint or Stem for two-wheelers. Okay? Very, very similar business models with an upfront hardware component, a reoccurring revenue component to it. The big difference being that ChargePoint and Stem today are trading at over eight times 2023 revenue. We are bringing this opportunity at two-and-a-half times 2023 revenue. And so, we wanted to also finally make sure we had a very compelling opportunity that could create very interesting price discovery, very interesting momentum into the first year of trading as a public company for Gogoro in the many, many years to come. So, all of that went into bringing this transaction together, that we couldn't be more delighted to working with our friends and partners, Horace, Bruce and the team at Gogoro.

9

Gogoro

Webcast Transcript

November 12, 2021

GENE: Allowing for price discovery is such a refreshing thing to hear from a SPAC sponsor because typically what we’ve seen in some of these deals in the past is we saw companies that people liked, that people were excited to see them go SPAC, and then when they heard the valuation, then they kind of gave the “Oh”. So, yeah, people are assigned for a name or an industry or something that they follow and they think that they might be interested in, but sometimes the needle across the record is the valuation, and the frothiness of it. But I think that we’re in a very different situation here because this was a company that was ready for being public. This wasn’t a possible candidate for an IPO. You have very seasoned veterans from some of the largest multi-national companies in the world. So, these are some of the things that had captured my attention as an investor, and I ignorantly called it a scooter, as I think most Americans would, only because we don’t know. And I apologized to everybody when I said that, when I realized I was inaccurate in the description. So, it is a two-wheeled EV, is that the terminology?

HOMER SUN: Well, I think it’s important to really not confuse Gogoro as a scooter company. Fundamentally what Gogoro is, it’s a technology platform. As Horace said, it’s like Android, it’s like Intel. It’s the technology enabler that allows the hardware manufacturers to do what they do best, which is sell great products to customer demographics they understand exceptionally well. In this case, Yamaha, Suzuki, Hero MotorCorp, Yadea in China, etc. So, I think Gogoro started out and has a lot of revenue from hardware because it needs to have that enabling hardware to build out the recurring revenue, but it’s really the recurring revenue, this subscription revenue that’s super sticky, the swap and go revenue that’s really at the core of the technology differentiations, at the core of the high value that Gogoro is able to provide to its customers. And increasingly, Gogoro is going to be leading the front-end manufacturing of hardware to the Foxconns of the world, as Horace said, so the team can really focus on what it does best, which is really developing and continuing to build moats around this incredible technology that has a long-term visibility.

[00:40:00]

Just from a sponsor standpoint, as an indication of our total confidence in this business, what we have done is actually taken our sponsor promote and really aligned it for the long-term. So, we have structured a deal whereby we’re only getting 25 percent of our promote at closing. The remaining 75 percent isn’t available to us until the stock hits $15 to $20. So, in other words, the stock needs to be up 50 to 100 percent before – well, fully 100 percent before we are fully in the money for our promote—and we’re very comfortable with that. We’re very comfortable with that alignment because we can really see the growth trajectory, the long-term growth trajectory of this business based on the well over 70 months of diligence that we’ve done on this business onshore in China, talking to all of these key partners to see where Gogoro is going next.

10

Gogoro

Webcast Transcript

November 12, 2021

GENE: So, the last thing I’d like to ask you, and then we can let Horace and Bruce have some last thoughts, is sometimes we’ve seen with SPACs, especially that are not domestic, we’ve seen a little bit of a tie-up with closing in the actual merger happening. I know we’ve seen it in some fintechs. Why don’t you just talk us through when you think that the closing may be, and give us some dates that you may be working around for possible proxies and that type of thing.

HOMER SUN: My sense is that the proxy should be in the marketplace in the coming week or two. And then, thereafter, that should put us on track to be in mode for closing sometime for the latter part of the first quarter. We have a $400 million-dollar cash condition for this transaction. We already have a $260 million-dollar pipe. And so, we also feel very comfortable with the buffer that we have with our $345 million-dollar SPAC to get to a very successful closing and really see a long-term growing and interesting equity story for North American investors in Asia.

GENE: Perfect. Thank you, Homer. Well said. Let’s go back to Horace. Horace Luke, any last thoughts, anything you want to add that we should close out with before we get with Bruce?

HORACE LUKE: Yeah. Like Homer said, there is, for us at Gogoro, the unique thing is our subscriber base and how sticky our platform really is. Yes, you’ll see revenues coming inbound from – anything from vehicle sales to our component kits and technology sales, as well as our battery and go station sales to overseas partners. That’s one lump sum of revenue that’s coming in. But perhaps what’s most unique is our swap and go revenue. That is super sticky. That is still reoccurring, and most important, it’s actually accumulating over time. So, the core that we have built up since 2015, I can’t say not one single person, but very, very small amount of person has fallen off. It continues stack up with a very, very constant base. The first guy that actually bought a vehicle continued to pay on our network in order to move the vehicle around. Think of it as, you don’t pay, you don’t move. And that vehicle, because the person owns that vehicle and pays a subscription, that subscription constantly becomes a revenue stream for us. And then, over time, let’s say if I sell a thousand vehicles this year, or 2,000 the next year, 3,000 the year following, I really have a captive audience of 6,000 subscribers at the end of three years. That accumulated subscriber base and accumulated raw output that comes inbound from that, is on the average about one to one to our hardware sales. So, think about hardware sales as really a leading indicator of what’s to come. And that’s the first thing I really – just kind of break down the revenue a little bit there. The second thing that’s perhaps the most unique is the way that we’re entering into these foreign markets, being partner led instead of us taking the full amount of risk going into these markets. We’re really empowering our partner to kind of pull us into the market. With the case with Yadea and Dachangjiang, they have over 50,000 retail outlets in China today. Given that their motivation to do batter swapping as a main means of this transformation they’re about to go through in the next decade, we see our scaling into those countries and to those large regions in a very partnership kind of way.

11

Gogoro

Webcast Transcript

November 12, 2021

[00:45:00]

So, I think that’s the second note I want to really leave everybody. And the third is really, this is the decade for electric mobility. In 2022, as we have announced over the last couple of weeks, by us going into these markets, it will be the availability that will make this happen in 2022 to the masses. So, really, we worked 10 years at this point. To us, getting to the U.S. publicly on the NASDAQ, getting the resources, pulling together the even more capabilities for us to actually now tackle and commercialize into these markets, we’re just at the starting line. For us, we see this opportunity as once in a lifetime opportunity.

GENE: Thank you, Horace. That was a really good way to wrap up for a lot of the retail people. I think you’ve answered a lot of questions. And Bruce, not too many people will finish with the finance guy, but I’m a big fan of the CFO. C’mon, buddy, bring it home.

BRUCE AITKEN: Just a few things come to mine, Gene. The first is, what we describe in our investor deck is the pieces of the business that we’ve already delivered, which is really kind of vehicle- centric and energy platform-centric. But think of Gogoro of much more than that, whether it’s monetization of data, through financing opportunities, through usage-based insurance, through location-based services, whether carbon offsets that we can create markets for in the future, whether it’s second life opportunities for batteries that are not even included in our projections, there’s so much more than we can do once we get it to scale. So, our focus for the next little while is scale. That’s China, India, that’s Indonesia. And as we build those countries, look for us to do more and more. And the second point that I would make is, we’ll connect a link, and please go to download and review our deck. We think we’ve taken - in the light of who our partners are and how big these markets are, we think we’ve taken fair and accurate estimates about market growth and market size. And to Homer’s point, I think we’ve priced this deal really fairly, and what we’ve got to do is we got partner alignment between the SPAC in Poema and ourselves, and its alignment with all of our – many of our growth partners, because they’re investors in the pipe as well. So, we think just holistically this is a great transaction. We encourage everybody to go take a look.

GENE: Thank you. Thank you, Horace—Horace Luke. Thank you, Homer Sun. Thank you, Bruce Aitken. Thank you, Gogoro. I’m really excited about this one, and I really don’t say that often. So, thank you, guys. Very impressive.

BRUCE AITKEN: Thank you, Gene.

HORACE LUKE: Thank you, Gene.

GENE: Thanks, guys. Bye-bye.

12

Gogoro Social Media Post

The following social media was made available in connection with the transaction on November 11, 2021.

Twitter: Gogoro SPAC Discussion: Gogoro CEO @horaceluke, Gogoro CFO Bruce Aitken and Poema Global CEO Homer Sun sat down with @SpacGuru to discuss our upcoming business combination and what to expect from the world's most advanced battery swapping platform

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, future products, the capability of Gogoro’s technology, Gogoro’s business plans including its production plans and plans to expand globally, any benefits of Gogoro’s partnerships including its partnership with Yadea, Dachangjiang, Foxconn, Gojek and Pertamina and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global and benefits of the merger between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination with Poema Global, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.